FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Brown II C. David (Last) (First) (Middle) 3000 Galleria Tower, Suite 1000 (Street) Birmingham AL 35244 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caremark Rx, Inc. CMX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) February 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001								5,000 (1)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Unit		10/1/02		A		(1)		(2)		Common Stock, $.001 par value	339.41	$16.94	339.41	D
Stock Unit		7/1/02		A		(1)		(2)		Common Stock, $.001 par value	1,680.30	$17.11	1,680.30	D
Stock Unit		1/2/03		A		(1)		(2)		Common Stock, $.001 par value	280.44	$16.403	280.44	D
Stock Option	$12.50	3/20/01		A		(1)		3/20/01(3)		Common Stock, $.001 par value	25,000		25,000	D
Stock Option	$15.80	1/2/02		A		(1)		1/2/02(3)		Common Stock, $.001 par value	25,000		25,000	D
Stock Option	$17.20	2/25/03		A		25,000		2/25/03(3)		Common Stock, $.001 par value	25,000		25,000	D

Explanation of Responses:

(1)  Previously reported, for information purposes only.  (2)  These stock units were accrued under the Caremark Rx, Inc. Director Deferred Compensation Plan, pursuant to which the reporting person has deferred an annual retainer and/or meeting fees.  The reporting person may elect payment of the stock units in the form of a lump sum payment of Caremark Rx, Inc. common stock no earlier than 4 years after the last day of the calendar year in which the compensation attributable to the stock units was deferred.  Payment will be made within a reasonably practicable period of time following the earlier of a change in control (as defined in the plan) or the cessation of the reporting person's status as a non-employee member of the Caremark Rx, Inc. Board of Directors.  (3)  34% of these options are exercisable on the grant date, and 33% are exercisable on each of the 1st and 2nd anniversaries of the grant date.

/s/ C. David Brown II ** Signature of Reporting Person	2/27/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002